Exhibit 12

                      Humana Inc.
          Ratio of Earnings to Fixed Charges
For the quarters and nine months ended September 30,
                     1996 and 1995

                      Quarter Ended   Nine Months Ended
                       September 30,     September 30,
                      1996       1995   1996       1995

Earnings:
  Income before
   income taxes     $  48      $  65   $ (17)     $ 213
  Fixed charges         4          3      15         10
                    $  52      $  68   $  (2)     $ 223

Fixed charges:
  Interest charged
   to expense       $   2      $   2   $  10      $   6
  One-third of
   rent expense         2          1       5          4
                    $   4      $   3   $  15      $  10

Ratio of earnings
 to fixed charges    11.9       21.7     (a)       22.9


For the purpose of determining earnings in the calculation of the ratio of earnings to fixed charges (the "Ratio"), earnings have been increased by the provision for income taxes and fixed charges. Fixed charges consist of interest expense on borrowings and one-third (the proportion deemed representative of the interest portion) of rent expense.

(a) Exclusive of the special charges of $200 million before income taxes, the ratio of earnings to fixed charges for the nine months ended September 30, 1996, would have been 12.8.